SMARTSODA HOLDINGS, INC.
Years Ended December 31, 2025 and 2024
With Independent Auditor's Report

SMARTSODA HOLDINGS, INC.

Financial Statements

Years Ended December 31, 2025 and 2024

Contents

<u>**Independent Auditors' Report**</u>

To The Board of Director of **SmartSoda Holdings, Inc.**

We have audited the financial statements of SmartSoda Holdings, Inc., which comprise the balance sheet as of December 31, 2025, the related statements of income, Statement of changes in stockholders' equity, and cash flows for the period (January 1'25 to December 31 '25) then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Smartsoda Holdings, Inc. as of December 31, 2025, the results of its operations and its cash flows for the Period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Smartsoda Holdings, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter Paragraph
We did not observe the taking of Physical inventory as of December 31, 2025, and as of December 31, 2024, because that date was prior to our engagement as auditor for SmartSoda Holdings, Inc. However, the management has practice of conducting the Physical verification inventory internally at regular intervals, the closing balance is a calculated number, considering opening inventory value, Purchases and cost of goods sold.
We are yet to get 100% Debtor and Creditor balance confirmation for balance as on Dec 31,2025, there was no major difference noted for the confirmation obtained till date.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SmartSoda Holdings, Inc., ability to continue as a going concern for One year after the balance sheet date i.e. December 31, 2025.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional

omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Smartsoda Holdings, Inc. internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about SmartSoda Holdings, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

(Don S Davidson, CPA]
Philadelphia, Pennsylvania
Aug 25, 2026

SMARTSODA HOLDINGS, INC.

Balance sheet

		As on December 31,		
		2025		2024
Assets				
Current assets:				
Cash and cash equivalents		12,656		116,556
Accounts Receivables		254,153		166,444
Inventory in Hand		1,663,979		2,234,152
Other Current Assets		46,374		333,212
Total current assets	**$**	**1,977,163**	**$**	**2,850,364**
Non - Current assets:				
Investment-Smart Soda UK		174,396		174,396
Loan Receivable - Smart Soda UK		98,461		89,161
Deferred Tax Asset		2,874,286		2,454,839
Total Non - Current assets	**$**	**3,147,143**	**$**	**2,718,396**
Fixed assets:				
Computer		29,080		29,080
Furniture & Fixture		11,014		11,014
Commercial Van/Trailer		56,475		56,475
Equipment		198,331		198,331
Leased Equipment-2024		25,427		25,427
Leased Equipment-2025		41,200		-
Total	**$**	**361,528**	**$**	**320,327**
Less : Accumulated Depreciation		(214,549)		(143,122)
Net Property, Plant and Equipment	**$**	**146,979**	**$**	**177,205**
Total Assets	**$**	**5,271,284**	**$**	**5,745,965**
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts Payables		3,553,190		3,639,835
Management Fee Payable		716,430		532,211
Other payable		640,291		376,398
Total current liabilities	**$**	**4,909,911**	**$**	**4,548,444**
Long-term liabilities				
SBA Disaster Loan		705,500		705,500
Vehicle Loan		16,451		27,619
Unsecured Loans from Shareholders		811,335		981,288
Total long-term liabilities	**$**	**1,533,285**	**$**	**1,714,407**
Total Liabilities	**$**	**6,443,196**	**$**	**6,262,850**
Stockholders' Fund				
Common stock/Capital Authorized Shares : 250,000,000/(2024 : 250,000,000) Issued and outstanding shares : 28,612,261*/(2024 : 31,627,745) *After 3,750,000 Shares returned by One Shareholder		3,163		3,163
Preference stock/Capital Authorized Shares –25,000,000/(2024 : 25,000,000) Issued and outstanding shares, 3,397,882/(2024 : 3,306,657)		340		331
Additional Paid in Capital		7,689,004		7,338,074
Prior Period Adjustment for Deferred Tax Asset		-		852,011
Retained Earnings		(7,858,453)		(7,058,190)
Add: Net Profit/(Loss)		(1,005,965)		(1,652,274)
Total Stockholders' Fund	**$**	**(1,171,912)**	**$**	**(516,886)**
Total liabilities and stockholders' Fund	**$**	**5,271,284**	**$**	**5,745,965**

SMARTSODA HOLDINGS, INC.

Statement of Operation

		For the year Ended December 31, 2025		2024
Sales		3,459,889		2,335,141
Total Revenue	**$**	**3,459,889**	**$**	**2,335,141**
Costs of Sales		2,249,064		1,714,742
Gross Profit	**$**	**1,210,826**	**$**	**620,399**
Expenses:				
Advertising & Promotion		121,861		131,113
Bank Charges		17,115		32,946
Management Fee & Commission		379,500		408,861
Contractor Expenses		3,950		16,647
Computer & Software		15,012		50,273
Depreciation		71,426		96,013
Donation		752		5,772
Dues & Subscriptions		19,602		45,610
Insurance		87,454		97,695
Freight Expenses		267,837		243,351
Factoring Expenses		192,728		60,206
Legal and Professional Expenses		195,925		251,856
Meals and Entertainment		17,410		12,424
Office Expenses		21,240		34,153
Office Supplies		33,619		24,406
Employee Expenses		904,479		826,088
Rent/Lease		95,996		155,143
Repairs and Maintenance		14,346		27,890
Travel Expenses		273,865		226,340
Taxes		780		4,380
Telephone & Internet		10,380		17,385
Utilities		6,788		268
Website Expenses		16,250		-
Total operating expenses	**$**	**2,768,315**	**$**	**2,768,822**
Operating Profit	$	(1,557,489)	$	(2,148,423)
Other Income/(Expense)				
Deferred Tax Income				
Balance W/off		143,650		121,340
Other Income		86,009		-
Interest expense		(97,582)		(135,107)
Net Profit before tax	**$**	**(1,425,412)**	**$**	**(2,162,190)**
Deferred Tax Income		419,447		509,916
Net Profit after tax	**$**	**(1,005,965)**	**$**	**(1,652,274)**

See accompanying notes to financial statements

SMARTSODA HOLDINGS, INC.

Statements of Changes in Stockholders' Fund

	Common Stock/ Members Capital	Preference Shares	Additional paid in Capital	Retained Earnings/(Deficit)	Total Shareholders/Partners Fund
Balance at December 31, 2023	**3,027**	**322**	**6,912,339**	**(7,058,190)**	**(142,502)**
Capital	136	8			144
Additional Paid in Capital			425,735		425,735
Prior Period Adjustment			852,011		852,011
Add: Net Profit/(Loss)				(1,652,274)	(1,652,274)
Balance at December 31, 2024	**3,163**	**331**	**8,190,085**	**(8,710,464)**	**(516,886)**
Capital	-	9			9
Additional Paid in Capital			350,930		350,930
Add: Net Profit/(Loss)				(1,005,965)	(1,005,965)
Balance at December 31, 2025	**3,163**	**340**	**8,541,015**	**(9,716,429)**	**(1,171,912)**

See accompanying notes to financial statements

SMARTSODA HOLDINGS, INC.

Statements of Cash Flows

	For Year Ended December 31,	
	2025	**2024**
Operating activities		
Net Income/(Loss)	(1,005,965)	(1,652,274)
Depreciation	71,426	96,013
(Increase)/Decrease in Deferred Tax Asset	(419,447)	(509,916)
(Increase)/Decrease in Inventory	570,173	937,724
(Increase)/Decrease Accounts Receivables	(87,709)	266,831
Increase/(Decrease) in Other Current Assets	286,838	(333,212)
Increase/(Decrease) in trade/Other Payable	361,467	580,575
Net cash Generated/(used) by operating activities	**(223,217)**	**(614,260)**
Investing activities		
Purchase of Fixed Assets	(41,200)	(25,427)
Increase in Investment	(9,300)	(5,000)
Net cash used in investing activities	**(50,500)**	**(30,427)**
Financing activities		
Common stock	9	144
Long Term Loans	(181,121)	331,919
Additional Paid in Capital	350,930	425,735
Net cash from financing activities	**169,818**	**757,798**
Net (decrease)/increase in cash and cash equivalents	(103,900)	113,111
Cash and cash equivalents at beginning of year	116,556	3,445
Cash and cash equivalents at end of year	**$ 12,656**	**$ 116,556**

<u>Notes : Major Non Cash Items</u>

There are no Major Non-Cash items to be reported.

See accompanying notes to financial statements

SMARTSODA HOLDINGS, INC.

Property Plant and Equipment

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2024	Depreciation for the year	As on 31st Dec 2025	
1	Computer	1	60	SLM	1-Mar-19	1,079	1,079	-	1,079	(0)
2	Furniture & Fixture	1	84	SLM	1-Mar-19	5,255	4,379	751	5,130	125
3	Furniture & Fixture	1	84	SLM	1-Jun-21	5,759	2,948	823	3,771	1,988
4	Equipment	1	60	SLM	1-Jun-21	58,682	42,055	11,736	53,792	4,890
5	Computer	1	60	SLM	1-Jun-21	8,366	5,996	1,673	7,669	697
6	Computer	1	60	SLM	30-Jun-22	14,203	7,338	2,841	10,179	4,024
7	Commercial Van	1	60	SLM	30-Aug-22	49,439	23,896	9,888	33,783	15,656
8	Trailer	1	60	SLM	9-Nov-22	7,036	3,049	1,407	4,456	2,580
9	Equipment	3	60	SLM	31-Dec-22	12,086	5,036	2,417	7,453	4,633
10	Equipment	3	60	SLM	31-Dec-22	20,253	8,439	4,051	12,489	7,764
11	Equipment	19	60	SLM	1-Jul-23	107,310	32,193	21,462	53,655	53,655
12	Computer	1	60	SLM	1-Jul-23	5,432	1,629	1,086	2,716	2,716
13	Equipment on Lease (Julie 1.0)	2	60	SLM	1-Jan-24	7,323	1,431	1,465	2,895	4,428
14	Equipment on Lease (Julie 1.0)	1	60	SLM	1-Feb-24	3,577	715	715	1,431	2,146
15	Equipment on Lease (Julie 1.0)	1	60	SLM	1-Apr-24	3,577	715	715	1,431	2,146
16	Equipment on Lease (Julie 1.0)	2	60	SLM	1-Sep-24	7,300	1,460	1,460	2,920	4,380
17	Equipment on Lease (Julie 1.0)	1	60	SLM	1-Nov-24	3,650	730	730	1,460	2,190
18	Equipment on Lease (Julie 1.0)	4	60	SLM	1-Feb-25	14,600	-	2,920	2,920	11,680
19	Equipment on Lease (Julie 1.0)	3	60	SLM	1-Jul-25	10,950	-	2,190	2,190	8,760
20	Equipment on Lease (Julie 1.0)	1	60	SLM	1-Sep-25	3,650	-	730	730	2,920
21	Equipment on Lease (Julie 1.0)	1	60	SLM	1-Oct-25	3,650	-	730	730	2,920
22	Equipment on Lease (Julie 1.0)	1	60	SLM	1-Nov-25	3,650	-	730	730	2,920
23	Equipment on Lease (DaVinci 1.0)	1	60	SLM	1-Nov-25	1,050	-	210	210	840
24	Equipment on Lease (Julie 1.0)	1	60	SLM	1-Dec-25	3,650	-	730	730	2,920
	TOTAL					**361,528**	**143,089**	**71,460**	**214,549**	**146,979**

See accompanying notes to financial statements

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
SMARTSODA HOLDINGS, INC is an AI-driven for the future of hydration, IoT-based, pre-IPO company based in Cleveland, Ohio. We offer "SaaS" as a new standard in wellness beverages for offices, C-stores, restaurants, and cafeterias.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property, Plant and Equipment
Property, Plant and Equipment are recorded at cost. Depreciation is computed using a straight-line Full- month convention method over the estimated useful lives of the assets, which for furniture and fixtures is Seven years, commercial vehicle, computer and equipment is five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents
Cash equivalents consist primarily Cash at bank.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Going Concern and Operational Outlook
As of the reporting date, the Company has accumulated losses of approximately $10.3 million since inception. These historical losses reflect, in part, the Company's investment in product development, technology, commercialization, inventory, and infrastructure necessary to support its growth strategy.

Management has prepared the accompanying financial statements on a going-concern basis. In evaluating the Company's ability to continue as a going concern and meet its obligations as they become due, management considered the following factors:

Positive Gross Margins and Unit Economics: The Company continues to generate positive gross margins across its principal product lines and believes its current business model provides a foundation for improved operating leverage as revenue increases.

Launch of JuLi 5.0™ and Microdose Technology: During 2026, the Company commenced commercialization of JuLi 5.0™, its next-generation smart beverage dispensing platform utilizing the Company's proprietary microdose technology. The platform is designed to provide a highly efficient dispensing system while supporting a broad portfolio of beverages from a compact equipment footprint. Management expects the platform to generate both equipment revenue and recurring consumables revenue.

AI and SaaS Technology Platform: The JuLi 5.0™ platform is supported by the Company's AI-enabled SaaS and IoT technology infrastructure, providing remote equipment monitoring, telemetry, operational analytics, inventory and consumables management, service diagnostics, and other software-enabled functionality. Management believes this technology platform provides opportunities for recurring software and service revenue while improving operational efficiency and scalability across the Company's installed equipment base.

Commercial Traction and Customer Orders: Following the launch of JuLi 5.0™, the Company has secured significant commercial orders and initiated deployments with major customers and distribution partners. Management believes these orders and deployments provide evidence of market acceptance and support the Company's expectations for continued revenue growth.

Recurring Revenue Model: In addition to equipment sales, the Company expects to generate recurring revenue from flavors, consumables, SaaS subscriptions, service, and related products associated with its installed equipment base. Management expects this recurring revenue component to increase as the installed base expands.

Working Capital and Capital Resources: Management continues to evaluate and pursue additional sources of working capital and growth capital, including asset-based lending, inventory financing, accounts-receivable financing, strategic investment, and additional equity capital, as appropriate.

Based on current customer orders, commercial activity, anticipated recurring revenue, available and prospective financing sources, and management's operating plans, management believes the Company has a reasonable basis to continue operating and meeting its obligations as they become due while progressing toward sustainable profitability.

Accordingly, the accompanying financial statements have been prepared on a going-concern basis and do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Related party transactions
Company paid the compensation to its Directors, Details are given in the below table

Name	Nature of Payment	2025 Amount	2024 Amount
Lior Safir (Owned 51% Stock)	Officer's Compensation	360,000	360,000
Julia Solooki (Owned 17% Stock)	Officer's Compensation	-	114,657

The Balance of Investment and Interest Free Loan Receivables in the Foreign associates given in the below table

Name	Nature of Balance O/S	2025 Amount	2024 Amount
Smart Soda UK	Investment	174,396	174,396
Smart Soda UK	Loan Receivables	98,461	89,161

3. Commitments and Contingencies
There are no reportable contingent liability against the company as on the date of issuance of financial statement i.e. Aug 25, 2025.

5. Income Tax Expenses

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes. The Future enacted tax rate for Federal is considered 21%, State of Utah and local Taxes 4.55%.

Following is the detail of tax asset:

Tax Year	Tax benefit - Corporate	Tax benefit - State	Tax Year benefit expires
DTA on NOL	2,381,762	516,048	Indefinite
DLT on Depreciation Difference	(19,335)	(4,189)	Indefinite
Net Deferred Tax Asset	2,362,427	511,859	

6. Subsequent Events

Management has evaluated subsequent events through Aug 25, 2025, the date on which the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.